Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267520

November 12, 2024

ETF.com Fund Highlight Video Transcript

Question on screen: Can you tell us about GLD®?

George: GLD is the ticker symbol for the SPDR Gold Shares fund. The purpose of the fund is essentially to track the spot price of gold, minus the small cost of operating the fund itself. And it's done that for 20 years now.

Question on screen: Why should investors consider putting GLD® in their portfolio?

George: It's a nice, easy way to access movements in the gold price, and I think that was really the contribution that we made 20 years ago, when we brought the fund to market in partnership with the World Gold Council. The bigger question is, why do investors need gold in their portfolios and think that's important.

The principal reason, I think, that most investors look to gold is for protection – protection against overexposure to any one asset. For example, stocks or bonds in a portfolio – it's easy to get overexposure to those – but also protection against potential inflation, potential weakness in the equity market and potential currency depreciation – whichever currency one is operating in. So, protection is paramount as far as gold is concerned.

But on some occasions, not every year, but on many years, gold will actually offer you significant performance in the form of an increase in the gold price. And that's what we've seen in the year to date with gold up about 28% in the calendar year, about 40% on a trailing 12 month basis. So, at the moment you're getting the protection, and you're also getting performance in the gold price.

Question on screen: Can you tell us more about the 20 year history of GLD®?

George: The history is pretty easy. What gold has, what GLD has done is essentially track movements in the gold price. As I said, minus the small costs of actually administering the trust. There's never really been any tracking error, as far as that's concerned.

Changes in the gold price have been quite dramatic. One of the reasons why, at the World Gold Council where I was working, one of the reasons why we decided we wanted to try to revitalize gold investment is because there was a dangerous skew in the demand profile for gold.

Let me explain what I mean by that. About 10% of every year's gold demand was going in the form of investment in small bars and coins, essentially. Another 10% was going into industrial applications primarily in electronics. And the full 80% was going into jewelry around the world.

And my bosses at the World Gold Council felt that that was a dangerous imbalance, a dangerous overexposure just to one industry, which is why they told a small team of us to go out and find a way to revitalize gold investment. And the result of all of that was GLD.

So, remember those numbers 80% into jewelry and 10% each into investment and into industrial applications. And that's just 20 years ago. The current levels: jewelry is about 50%, investment is about 30%. Central bank purchasing is something relatively new over that 20 year period and that's running at around 15% or so. And industrial applications are the remainder – so about another 5 to 10% going into industrial applications. So, we've had a dramatic change in the demand profile for gold over that 20 year period of GLD's existence.

Question on screen: What are the biggest headwinds & tailwinds facing gold right now?

George: It's kind of hard to see much in the way of a headwind in an asset class that's gone up by almost 30% year to date, and has set no fewer than 35 new all‐time highs in the course of the 1st nine months or so of this year. It's really hard to talk about headwinds. Tailwinds – I think there's plenty of those.

A few months ago the team that I'm part of at State Street identified 3 major forces that had driven gold prices up during the 1st half of this year, and we expected that to continue during the second half, and it has. Those 3 forces were Central bank buying – I mentioned that that was something relatively new in the 20 year life of GLD. That central bank buying has been very, very strong now for 14 straight years, and we are expecting that to continue, because the reasons for that have not gone away. So that's the 1st thing very, very strong central bank buying, and that is, that has continued through the 1st half of this year, and we're expecting that to continue in force throughout the foreseeable future.

The second thing has been a major revival in investment interest in gold in China. I think Chinese investors are effectively running scared of their own stock market. They're fully aware of the problems that have beset the real estate sector in China over the last 4 or 5 years. They're aware that those problems have in stock market terms have spilled over and have had some bad effect on the banking and financial sectors. So, what the Chinese investor has done is abandon his stock market, and you can see that in stock market performance this year. He's abandoned his stock market and has moved into the traditional alternative investment which for the Chinese people for hundreds, if not thousands of years, has always been gold. So we've seen a very, very big increase in gold investment in China. That's been the number 2 factor.

And the 3rd factor, along with the investment interest in China for a particular reason – dislike of the stock market – we've also seen a considerable increase in Western World investment. Western Europe and North America. Investment has been growing exponentially throughout the year. I think that's for rather different reasons. Part of it is for macroeconomic reasons. People are expecting the dollar to weaken. Now that the Federal Reserve has started on a prolonged period of rate cutting, which is what we expect over at least the next 12 to 18 months. And the geopolitical environment is also particularly uncertain, and that always tends to help gold investment demand. So those 3 factors were behind the big increase in the 1st half of the year, and they have continued into Q3 and into Q4 now. Now that we're in October, they've continued, and we're expecting them to remain in force for some time to come.

Question on screen: What factors have contributed to gold’s all‐time high price?

George: Okay, the 3 factors that I just talked about ‐ strong Central Bank purchases, that has been a feature of the last 14 years. But the purchases reached an all‐time record level in 2022 ‐ remained almost as high within 1% of that record in 2023, and so far in 2024 – we only have 1st half figures – that net central bank buying in the 1st half of 2024 was the highest we've ever seen in any 1st half in history. So we're expecting a good figure this year. I'm not going to predict a record, but we're expecting a good figure for Central bank buying this year.

The Chinese investment has continued very, very strong. The Chinese government has indicated that it's going to put a little bit of money toward trying to help the real estate sector with help for 1st time home buyers, for example. But I think that they're talking in the billions of dollars, and I think that in order to effect a proper rescue, the Chinese economy is so big that they probably need trillions of dollars money flooding into it. So, I don't think that that issue is going to go away. The problems in the real estate sector are not going to be solved overnight.

And Western World investment has simply gone from strength to strength. Now that the fed has embarked on a sustained period of rate cutting, I think that the fears of recession have receded, even though those fears were still there just a few months ago. But I think that the focus now is going to be on a return to the normal situation in the currency markets. You'll remember, in 2022, the Federal Reserve put rates up by 75 basis points at three consecutive meetings that drove the dollar to an all‐time to a 20 year high against practically every other currency in the world.

Most commentators, including myself have been expecting a reversion to the mean in the currency markets, and I'm including gold here as a component of the currency markets because it behaves like one. We've been expecting that reversion to the mean. Now that the Fed has embarked at last on a rate cutting cycle, we're expecting that to lead to some weakness in the dollar which was still overvalued even 2 years after those interest rate interest rate increases.

So that the dollar has remained overvalued, and we're expecting that reversion to the mean. We're expecting the dollar to go down against other currencies and against gold. So that simply means a higher dollar gold price. And that is exactly what we've seen this year. Once it became clear that the fed was definitely going to set out on rate cutting.

Question on screen: What should investors know when comparing GLD & Spot Bitcoin ETFs?

George: I think that the advent of ETFs into the Bitcoin space has obviously been beneficial to the cryptocurrency space. I think that perhaps some commentators had exaggerated the impact this was likely to have, but it definitely had something of an impact.

I think that the important thing for investors to bear in mind when they buy Bitcoin ETFs, is that what they're effectively doing is raising the volatility, increasing the volatility of their portfolio, because Bitcoin is a very volatile asset. And if you're going to raise the volatility of your portfolio in order to chase returns, and the returns have been pretty good in the 15 year life of Bitcoin, for example. But if you're going to increase the risk in your portfolio by chasing returns, then it obviously makes sense to look at, perhaps increasing your exposure to risk off assets, and I would count gold as being probably the ultimate risk off asset.

So I think that when investors are looking at, comparing GLD with Bitcoin ETFs, they serve essentially different purposes. I talked about the protective benefits of gold. You don't see those same benefits with Bitcoin. But Bitcoin's returns in the 15 years of its existence have been a little bit superior to gold. So I think that for people who want to chase returns. Remember that you're increasing risk and increase your exposure to risk off asset at the same time, in order to balance things out.

Disclosures:

Important Risk Information

Investing involves risk including the risk of loss of principal.

The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSGA's express written consent.

All information is from SSGA unless otherwise noted and has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation or warranty as to the current accuracy, reliability or completeness of, nor liability for, decisions based on such information and it should not be relied on as such.

The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor's particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor.

The views expressed in this material are the views of George Milling-Stanley through the period ended October 14, 2024 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Frequent trading of ETFs could significantly increase commissions and other costs.

Investing involves risk, and you could lose money on an investment in SPDR® Gold Trust (“GLD®” or “GLD).

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to GLD:

GLD has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, GLD or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLD do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.

The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor.

GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC.

For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com

Intellectual Property Information: The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“S&P DJI”) and have been licensed for use by State Street Global Advisors. S&P®, SPDR®, S&P 500®, US 500 and the 500 are trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and has been licensed for use by S&P Dow Jones Indices; and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by State Street Global Advisors. The fund is not sponsored, endorsed, sold or promoted by S&P DJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of these indices.

© 2024 State Street Corporation. All Rights Reserved.

State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, One Iron Street, Boston, MA 02210

Not FDIC Insured • No Bank Guarantee • May Lose Value

7218316.1.1.AM.RTL

Expiration: 10/31/2025

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.